SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 8 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              AND AMENDMENT NO. 13
                                 TO SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934

                              GRYPHON HOLDINGS INC.
                            (NAME OF SUBJECT COMPANY)

                               MARKEL CORPORATION
                              MG ACQUISITION CORP.
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   400515 10 2
                      (CUSIP Number of Class of Securities)

                             GREGORY B. NEVERS, ESQ.
                                CORPORATE COUNSEL
                               MARKEL CORPORATION
                                  4551 COX ROAD
                         GLEN ALLEN, VIRGINIA 23060-3382
                            TELEPHONE: (804) 965-1673
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:

                             LESLIE A. GRANDIS, ESQ.
                       McGUIRE, WOODS, BATTLE & BOOTHE LLP
                              901 EAST CARY STREET.
                            RICHMOND, VIRGINIA 23219
                            TELEPHONE: (804) 775-1000

                            CALCULATION OF FILING FEE
 ==============================================================================
      TRANSACTION VALUATION* $128,064,351 AMOUNT OF FILING FEE** $25,612.87
 ==============================================================================
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,740,229 shares of common stock, par value $0.01 per share (the "Common Shares"), of Gryphon Holdings
         Inc. (the "Company") at $19.00 net
         per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MG Acquisition Corp. for such number of Common Shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $24,264.83
         Filing Party: Markel Corporation and MG Acquisition Corp. Form or Registration No.: Schedule 14D-1
         Date Filed: October 20, 1998

         This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 20, 1998 (as amended the "Schedule 14D-1") by MG Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Markel Corporation, a Virginia corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of Gryphon Holdings Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the tendering shareholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") as amended and supplemented by the Supplement thereto dated December 3, 1998 (the "Supplement") and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"). This Amendment also constitutes an Amendment to Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of Common Shares. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase or the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

         Item 1 is hereby amended and supplemented by the following:
              (b) The information set forth under "Introduction" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" in the Supplement, is incorporated herein by reference.

         (c) The information set forth in "Price Range of Shares; Dividends" in the Offer to Purchase, as amended and supplemented by the information in Section 3 "Price Range of Shares; Dividends" in the Supplement, is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth under "Introduction" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" in the Supplement, is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
         SUBJECT COMPANY.

         Item 3 is hereby amended and supplemented by the following:

         (a)-(b) The information set forth under "Introduction," "Certain Information Concerning the Company," "Background of the Offer; Contacts with the Company," and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction," Section 4, "Certain Information Concerning the Company," Section 6, "Background of the Offer; Contacts with the Company," and Section 7, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," in the Supplement, and the information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase, is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         Item 4 is hereby amended and supplemented by the following:

         (a)-(b) The information set forth under "Introduction" and in "Source and Amount of Funds" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" and Section 5 "Source and Amount of Funds" in the Supplement, is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
         BIDDER.

         Item 5 is hereby amended and supplemented by the following:

         (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction,"
Section 6, "Background of the Offer; Contacts with the Company" and Section 7, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Supplement, is incorporated herein by reference.

         (f)-(g) The information set forth under "Introduction" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" in the Supplement, and the information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange History and Exchange Act Regulation; Margin Regulations" in the Offer to Purchase, is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by the following:

         (a) - (b) The information set forth under "Introduction" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" in the Supplement, and the information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase, is incorporated herein by reference.


ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented by the following:

         The information set forth under "Introduction," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and, "Certain
Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction," Section 7, "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and Section 9, "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Supplement, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented by the following:

         (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase, as amended and supplemented by the information set forth under "Introduction" and Section 9 "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Supplement, is incorporated herein by reference.

         (e) The information set forth under "Certain Legal matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase, as amended and supplemented by the information set forth in Section 9 "Certain Legal matters; Regulatory Approvals; Certain Litigation" in the Supplement, is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-1, as amended and supplemented in the Supplement, and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(13) and (a)(14), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (13)     Supplement to Offer to Purchase, dated December 3, 1998.

      (14)     Revised Letter of Transmittal.

      (15)     Revised Notice of Guaranteed Delivery.

      (16)     Text of Press  Release  issued  by  Markel
               Corporation on December 3, 1998.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 Dated: December 3, 1998                             MARKEL CORPORATION


                                                     By: /s/ Steven A. Markel
                                                         --------------------
                                                     Name:   Steven A. Markel
                                                     Title:  Vice Chairman



                                                     MG ACQUISITION CORP.

                                                     By: /s/ Steven A. Markel
                                                         ---------------------
                                                     Name:   Steven A. Markel
                                                     Title:  Vice Chairman





                                  EXHIBIT INDEX

(a)   (13)     Supplement to Offer to Purchase, dated December 3, 1998.

      (14)     Revised Letter of Transmittal.

      (15)     Revised Notice of Guaranteed Delivery.

      (16)     Text of Press  Release  issued  by  Markel
               Corporation on December 3, 1998.